QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of: April 9, 2002

Given Imaging Ltd.

(Exact name of registrant as specified in charter)

2 Ha'Carmel Street, Yoqneam 20692, Israel

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X                        Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                         No X

EXPLANATORY NOTE

        On or about April 9, 2002, Given Imaging Ltd sent to its shareholders of record copies of its 2001 Annual Report and its Notice of Annual General Meeting of Shareholders and Proxy Statement for a meeting to be held on May 9, 2002, in Israel. A copy of the Notice of Annual General Meeting of Shareholders and Proxy Statement is attached to this report as Exhibit 1.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GIVEN IMAGING LTD.
Date: April 9, 2002	By:	/s/ ZVI BEN DAVID Name: Zvi Ben David Title: Vice President and Chief Financial Officer

2

EXHIBIT INDEX

Exhbit	Description
1	Notice of Annual General Meeting of Shareholders and Proxy Statement, dated April 9, 2002

QuickLinks

EXPLANATORY NOTE
SIGNATURE
EXHIBIT INDEX